EXHIBIT 12
CATERPILLAR FINANCIAL SERVICES CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIO OF PROFIT TO FIXED CHARGES

(Unaudited)
(Dollars in Millions)

	Three Months Ended
	March 31,	March 31,
	2008	2007

Profit	$124	$125

Add:
Provision for income taxes	59	57

Deduct:
Partnership income	(2)	(2)

Profit before income taxes and partnership income	$181	$180

Fixed charges:
Interest expense	$285	$270
Rentals at computed interest*	2	1

Total fixed charges	$287	$271

Profit before income taxes plus fixed charges	$468	$451

Ratio of profit before income taxes plus fixed charges to fixed charges	1.63	1.66

                         *Those portions of rent expense that are representative of interest cost.